Exhibit 99.1 Form 6K LVH April 16 2007

Symbols:

TSX Venture Exchange: - LVH
OTC Bulletin Board: - LVFHF
Berlin & Frankfurt Stock Exchanges: - LVH

Vancouver, British Columbia, April 16, 2007 Las Vegas From Home.com Entertainment Inc. (the “Company” or “Las Vegas”) wishes to announce that pursuant to the Company’s news release on April 11, 2007 regarding the appointment of Mr. David Shore as Chief Financial Officer, the Company has granted Mr. David Shore, a total of 800,000 incentive share purchase options which are exercisable at $0.24 per common share and which expire on April 11, 2010.  These Options have been reserved for issuance pursuant to the Company’s Amended 2004 Stock Option Plan which has previously received acceptance from the TSX Venture Exchange and the Company’s Shareholders.

Of the Options granted, 25% shall vest immediately, and thereafter, 25% shall vest every six months. Any shares issued pursuant to the exercise of the Options will be subject to a hold period expiring on August 12, 2007.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204 Fax: (604) 681-9428
Email: Info@lvfh.com  Website: www.lvfh.com